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Exhibit 3

News Release

RINKER LISTS ON NEW YORK STOCK EXCHANGE

Rinker Group Limited ('Rinker') announced that its ordinary shares were listed today on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs).

Rinker Group Chief Executive, David Clarke, marked the listing with the ceremonial ringing of the NYSE opening bell, on the floor of the Exchange.

Mr Clarke said the listing was an important step in facilitating Rinker's ongoing growth and the generation of shareholder value in the US.

"Around 80% of Rinker group earnings are generated in the US, by the 100%-owned subsidiary, Rinker Materials Corporation, and we have strong market positions and brand recognition in states like Florida, Arizona and Nevada.

"The listing will build Rinker's investment profile in the US and make the company's stock more accessible to US investors.

"The primary purpose of the listing," said Mr Clarke, "is to enable US investors to buy the stock, as they can for our US industry peers.

"We also see potential future benefits in having the flexibility to use the ADRs as acquisition currency, and in being able to meet demand from our US employees who would like to buy the stock."

The NYSE trading symbol is RIN—which is also Rinker's Australian Stock Exchange (ASX) symbol.

Each ADR represents 10 Rinker ordinary shares and is priced in US$. The selected depositary bank for the ADR program is JPMorgan Chase Bank.

Rinker has 945 million ordinary shares on issue and is not issuing new equity as part of the NYSE listing process.

Rinker Group's interim results will be announced on Tuesday 18 November in Sydney, Australia.

Rinker Group Limited        ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067        PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker—recently demerged from CSR Limited—is one of the world's top 10 heavy building materials groups, with trading revenue (year ended March 2003)* of A$5,232 million, profit from ordinary activities before interest and tax (EBIT) of A$698 million and net cash from operating activities of A$913 million. Rinker has 13,000 employees in over 730 sites across the US, Australia and China. The group has made 28 acquisitions since 1998, mainly in the US, for a total of around US$1.7 billion. More than 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

*
Revenue, profit and cash flow figures for the year ended March 2003—including only six months of the US$540 million Kiewit acquisition, purchased in September 2002. The figures assume that Rinker existed as a separate economic entity during the period.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (int + 61 419 476 546)

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RINKER LISTS ON NEW YORK STOCK EXCHANGE